Mail Stop 3720

May 11, 2006

Shawn McNamara
Senior Vice President
Relationserve Media, Inc.
6700 North Andrews Avenue
Fort Lauderdale, Florida 33390

>   **Re: Relationserve Media, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed May 1, 2006**
>   **File No. 333-132586**

Dear Mr. McNamara:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Prospectus Cover Page

1.   We note your response to prior comment 1. Please tell us in your response letter whether any additional debentures were purchased by the investors. In addition, if additional debentures were purchased before the May 4, 2006 deadline, tell us in your response letter whether all of the conditions to purchasing the additional debentures were outside the control of the investors at the time you initially filed the registration statement. If all of the conditions were not outside the control of the investors, please remove the shares underlying the additional debentures from the registration statement, as it was premature to register those shares for resale.

Prospectus Summary, page 1

2.   The disclosure you added regarding SendTec's business and how it generates revenue is vague. For example, what is "direct response marketing" and what exactly does SendTec do to "generate media commissions as a percentage of media purchased?" In this regard, please avoid the use of industry jargon such as "business verticals" and "arbitraging performance fees." Similarly, briefly explain what "list services, campaign processing, e-mail campaign management and custom lead generation programs" are with regard to Relationserve Access' business. Please revise to clearly describe what you do using clear, everyday language.

Corporate History, page 1

3.   Please see prior comment 4 and clarify in the first paragraph that Relationserve had no business or assets until it acquired assets from Omini Point and Friendsand.com. In addition, your disclosure focuses too much on the specific mechanics of the transactions. For example, the last two paragraphs of this section do not appear necessary in your summary to explain that you reincorporated from Nevada to Delaware. Please revise and briefly explain why you decided to reincorporate in Delaware.

Background of the SendTec Acquisition, page 2

4.   We note the disclosure you added in response to prior comment 4; however, your disclosure is still vague. For example, in the forefront of this section where you refer to your requirement to obtain financing, describe the financing, including your issuance of debentures and preferred stock, rather than merely stating in the next paragraph that you "assumed liability through guarantees and pledges for certain debentutes . . ." In this regard, please avoid the use of the word "certain" since this term is vague.

Rationalization Plan, page 3

5.   Please add additional context to explain what you mean by "what represents legitimate content" as it relates to Friendsand's business.

Risk Factors, page 6

We Were Required to Amend Covenants in the Debentures . . ., page 7

6.   Please revise the caption and the text to disclose how your business and financial condition could be impacted if the risk you present materializes.

7.   Disclose when the covenants were amended. Also disclose your EBITDA (as defined in the debentures) for the fourth quarter of 2005, fiscal 2005 and, if available, for the first

quarter of 2006. Provide corresponding disclosure in your management's discussion and analysis.

We May be Unable to Attract and Retain Key Employees, page 9

8.   Please briefly clarify how "unexpected costs and inefficiencies" caused you to have poor morale and problems retaining personnel.

We Need To Authorize Additional Shares So That We Can Register…, page 21

9.   Please explain why you have reserved 3,569,400 shares for options that have not been granted. Disclose whether and when you are obligated to grant these options.

10.   Please disclose the amount of additional shares that you are required to register pursuant to the securities purchase agreement and the amount of these shares that would exceed your currently authorized shares.

Description of Business, page 41

Background of the SendTec Acquisition, page 43

11.   Describe the terms of the management agreements and escrow agreement in greater detail in your certain relationships and related transactions section.

SendTec Business, page 46

12.   Please clarify what you mean by providing "media to SendTec on a venture basis." Also, please clarify what you mean by the terms "action" and "lead" and provide examples to illustrate how revenue can be generated. Please disclose how much is typically earned in revenue by each consumer response.

13.   Please refer to prior comment 21. We cannot locate the disclosure we requested in the prior comment regarding your two largest customers. Please revise or advise.

Legal Proceedings, page 51

14.   We note the disclosure you have added in response to prior comment 22; however, you still do not provide sufficient factual context underlying the cases. For example, it is unclear why InfoLink believes you have violated the federal CAN SPAM Act of 2003 and the licensing agreement. Please revise to provide sufficient details regarding this legal proceeding.

15.   We note the disclosure you have added regarding the suit commenced in the State Court of Indiana on March 3, 2006. You state that you believe this action is without merit. Please tell us in your response letter whether you registered the shares under Indiana law, assuming this was required. In addition, please tell us whether Mr. Altavilla sold shares on your behalf or received compensation in connection with the sale of your shares. In addition, because the plaintiff is seeking rescission of the common stock purchased by the plaintiff, please disclose the number of shares of Relationserve Media purchased by the plaintiff in June 2005 and the purchase price.

Selling Stockholders, page 70

16.   We note your response to prior comment 29. Please clarify what you mean by your statement that information regarding natural person(s) "may be updated in future filings." Are you referring to future pre-effective amendments to this registration statement?

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (212) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Harvey J. Kesner, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        (212) 451-2222 (fax)